ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on May 8, 2014

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of Endeavour Silver Corp. (the “Company”) will be held at 10:00 a.m. (Vancouver time) at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, May 8, 2014 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2013 with auditor’s report thereon;

2.	To elect seven directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

4.	To reconfirm the Company’s shareholder rights plan; and

5.	To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular (“Information Circular”).

This year, the Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.

The Information Circular and other Meeting materials are available on the Company’s website at www.edrsilver.com as of April 1, 2014 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of April 1, 2014.

Only shareholders of record at the close of business on March 24, 2014 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 6, 2014 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 27th day of March, 2014.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Director and CEO